Exhibit 99.1

CORPORATE RELEASE	17 February 2026

Manchester United plc Announces Second Quarter
Fiscal 2026 Earnings Report Date

MANCHESTER, England – (BUSINESS WIRE) – 17 February 2026 – Manchester United plc (NYSE: MANU), announces that it will report results for the second quarter fiscal 2026 period ended 31 December 2025 via press release on 25 February 2026 at 7:00 AM EST.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 148-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers, per latest available survey data from 2019. Our large, passionate, and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Contacts

Investors: Roger Bell Chief Financial Officer Roger.Bell@manutd.co.uk	Media: Toby Craig Chief Communications Officer Toby.Craig@manutd.co.uk